Item 1
ICICI Limited

ICICI signs agreement to sell its Property in Backbay Reclamation, Mumbai

ICICI Limited has agreed to sell 7 floors of ICICI Main Building(1st to 7th floors - approximately total built up area of 48,445 sq. ft.) situated at 163, Backbay Reclamation, Mumbai 400 020, for an aggregate sum of Rs. 73.10 crore.

ICICI will retain the land and the Ground floor (admeasuring approximately 7,105 sq. ft.), which is presently occupied partly by ICICI Bank and partly by Central Bank of India.

The Purchasers are various group companies of Mr. Ketan Parekh, a leading share broker of Mumbai. The purchasers will also bear any other expenses related to levies, if any by the State Government.

The transaction will be completed on the receipt of 37-I clearance from Income Tax authorities.

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

October 3, 2000

For further investor queries:

Contact: Madhvendra Das at +9122-653 6812 or email: das@icici.com.
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